Exhibit 99.1

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
Third Quarter 2019 Results

Continued strong revenue growth to $11.3 million in Q3, up 60% year-over-year;
Full year revenues expected to exceed $43 million, a company record.

Netanya, Israel, November 19, 2019 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the period ended September 30, 2019.

2019 Third Quarter Highlights

•	Revenues were a record $11.3 million, up 60% year-over-year;
•	Full year revenues are expected to surpass $43 million, representing another record;
•	Gross margins remained stable at 36% in the third quarter;
•	RADA’s ongoing investments in R&D and in its US presence are bearing significant fruits;
•	Net cash of $16.7 million as of September 30.

Management Comments

Dov Sella, RADA's Chief Executive Officer, commented, “We are very pleased with our strong performance in the third quarter, as revenues set at an all-time high with a significant 60% increase over the third quarter of last year. This represents the continued fruits of our long-term investments in our radar technology as well as the more recent investments in our US presence. Looking ahead, the market for tactical radars is showing tremendous growth and we are seeing significant interest and orders, not just from the US, but throughout the world. We believe this will continue to accelerate and power our growth in the quarters ahead. We maintain our expectation of full year revenues exceeding $43 million, as our high growth rate continues, bringing another record quarter and record year for RADA. We also expect our operating expenses to stabilize in the near-term, and along with the anticipated revenue growth, we expect to reach profitability during 2020.”

2019 Third Quarter Summary

Revenues totaled $11.3 million in the quarter, compared with revenues of $7.0 million in the third quarter of 2018, an increase of 60% year-over-year and 12% sequentially.

Gross profit totaled $4.1 million (36% of revenues) in the quarter, an increase of 60% compared to gross profit of $2.5 million (36% of revenues) in the third quarter of 2018.

Operating expenses in the quarter were $4.6 million compared with $2.7 million in the third quarter of last year. The increase was primarily in R&D expenses and G&A expenses, and due to the investment in RADA’s presence and manufacturing facility in the United States.

Operating loss was $0.5 million in the quarter compared to operating loss of $0.1 million in the third quarter of 2018.

Net loss attributable to RADA’s shareholders in the quarter was $0.7 million, or $0.02 per share, compared to a net loss of $0.02 million, or $0.00 per share, in the third quarter of 2018.

As of September 30, 2019, RADA had net cash and cash equivalents of $16.7 million compared to $20.8 million as of year-end 2018. The decline reflects ongoing investments and higher inventory levels to meet the expected increase in customer demand.

2019 First Nine months Summary

Revenues totaled $30.0 million in the first nine months, compared with revenues of $19.6 million in the first nine months of 2018, an increase of 53%.

Gross profit totaled $10.8 million (36% of revenues) in the first nine months, an increase of 53% compared to gross profit of $7.1 million (36% of revenues) in the first nine months of 2018.

Operating Expenses in the period totaled $12.7 million compared with $6.9 million in the comparable period last year.

Operating loss was $1.9 million in the first nine months compared to operating income of $0.2 million in the first nine months of 2018.

Net loss attributable to RADA’s shareholders in the first nine months was $1.7 million, or $0.05 per share, compared to a net profit of $0.3 million, or $0.01 per share, in the first nine months of 2018.

Investor Conference Call

The Company will host a conference call later today, starting at 9:00 am ET (4pm Israel time). Management will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-888-407-2553; UK 0-800-917-5108; Israel 03-918-0610 and International +972-3-918-0610.

For those unable to participate, the teleconference will be available for replay on RADA’s website at www.rada.com beginning 48 hours after the call.

About RADA Electronic Industries Ltd.

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Contact Information

Company Contact: Avi Israel (CFO) Tel: +972-9-892-1111 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft/Gavriel Frohwein GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30, 2019	December 31, 2018
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,695	$20,814
Restricted cash	380	422
Trade receivables (net of allowance for doubtful accounts of $1.5 at September 30, 2019 and December 31, 2018)	11,699	13,382
Contract assets	1,194	899
Other receivables and prepaid expenses	1,826	506
Inventories	17,273	11,244
Current assets related to discontinued operations	-	1,524

Total current assets	49,067	48,791

LONG-TERM ASSETS:
Long-term receivables and other deposits	90	79
Property, plant and equipment, net	6,728	4,632
Operating lease right-of-use asset	1,854	-
Total long-term assets	8,672	4,711

Total assets	$57,739	$53,502

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$7,062	$5,650
Other accounts payable and accrued expenses	4,251	3,842
Advances from customers, net	1,775	727
Contract liabilities	541	366
Operating lease short-term liabilities	937	-
Current liabilities related to discontinued operations	-	366

Total current liabilities	14,566	10,951

LONG-TERM LIABILITIES:
Accrued severance pay and other long-term liabilities	762	690
Operating lease long-term liabilities	1,009	-
Total long-term liabilities	1,771	690

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at September 30, 2019 and December 31, 2018; Issued and outstanding: 38,407,913 at September 30, 2019 and 37,516,891 at December 31, 2018.	393	386
Additional paid-in capital	120,900	118,568
Accumulated other comprehensive income (loss)	(1,195)	220
Accumulated deficit	(78,696)	(76,961)

Total RADA shareholders’ equity	41,402	42,213
Non-controlling interest	-	(352)

Total equity	41,402	41,861

Total liabilities and equity	$57,739	$53,502

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	(Unaudited)				Audited

Revenues	$29,974	$19,641	$11,260	$7,045	$28,032

Cost of revenues	19,144	12,571	7,169	4,535	17,914

Gross profit	10,830	7,070	4,091	2,510	10,118

Operating expenses:
Research and development	4,924	2,075	1,884	791	3,092
Marketing and selling	2,791	2,013	921	728	2,860
General and administrative	5,010	2,817	1,780	1,136	4,001
Net loss from sale of fixed assets	-	-	-	-	103
Total operating expenses:	12,725	6,905	4,585	2,655	10,056
Operating income (loss)	(1,895)	165	(494)	(145)	62

Other financial (expenses) income, net	(149)	48	(192)	45	119
Net income (loss) from continuing operations	(2,044)	213	(686)	(100)	181
Net loss from discontinued operations	-	172	-	75	404

Net income (loss)	(2,044)	41	(686)	(175)	(223)
Net income (loss) attributable to non-controlling interest	309	(209)	-	(154)	386
Net income (loss) attributable to RADA Electronic Industries' shareholders	$(1,735)	$250	$(686)	$(21)	$163

Basic net income (loss) from continuing operations per ordinary shares	$(0.05)	$0.01	$(0.02)	$0.00	$0.02
Diluted net income (loss) from continuing operations per Ordinary share	$(0.05)	$0.01	$(0.02)	$0.00	$0.02
Basic and diluted net loss from discontinued operations per ordinary share	$0.00	$0.00	$0.00	$0.00	$(0.01)
Basic and diluted net income (loss) per ordinary share	$(0.05)	$0.01	$(0.02)	$0.00	$0.01
Weighted average number of ordinary shares used for computing basic net income (loss) per share	38,050,446	32,800,284	38,115,517	32,907,828	33,184,570
Weighted average number of ordinary shares used for computing diluted net income (loss) per share	38,678,430	33,327,108	38,969,469	33,396,519	33,716,931

In February 2016, the FASB established Topic 842, Leases, by issuing ASU 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; and ASU 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The Company adopted the new standard on the first day of fiscal 2019. The Company used the modified retrospective transition approach with the effective date as the date of initial application. Consequently, financial information will not be updated, and the disclosures required under the new standard will not be provided for dates and periods before January 2019. The new standard provides several optional practical expedients in transition. The Company elected the ‘package of practical expedients’, which permits us not to reassess under the new standard the prior conclusions about lease identification, lease classification and initial direct costs. The adoption of the standard resulted in a material effect on the Company’s financial statements with a balance sheet recognition of additional lease assets and lease liabilities of approximately $1.9 million as of September 30, 2019.